Exhibit 99.1

voxeljet AG Announces ADS to Ordinary Share Ratio Change

Friedberg, Germany, July 31, 2020— voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). For ADS holders, the ratio change will have the same effect as a 1 for 5 reverse ADS split. The ratio change is expected to be effective on or about August 14, 2020 (the “Effective Date”).

On the Effective Date, each ADS holder will be required to exchange every five (5) ADSs then held for one (1) new ADS (e.g., if a holder of ADSs previously held 50 ADSs, following the ratio change on the Effective Date, such holder will hold 10 ADSs). Citibank, N.A., as depositary bank, will arrange for the exchange of the current ADSs for the new ones. There is no change to voxeljet’s underlying ordinary shares, and the ADSs will continue to trade on the New York Stock Exchange under the symbol “VJET”. It should be noted that, as of the Effective Date, the CUSIP Number for the ADSs will be updated.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS to ordinary share ratio, the ADS price is expected to increase proportionally although voxeljet can give no assurance that the ADS price after the change in the ADS to ordinary share ratio will be equal to or greater than five times the ADS price before the ratio change.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172